MERUS LABS INTERNATIONAL INC.
(THE “CORPORATION”)

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report discloses the matter voted upon and the outcome of the votes at the special meeting of shareholders of the Corporation held on July 10, 2017 (the “Meeting”). The matter is described in greater detail in the management information circular of the Corporation dated June 1, 2017 (the “Circular”) mailed to shareholders prior to the Meeting.

Arrangement Resolution

On a vote conducted by way of ballot, the special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix “B” to the Circular, approving an arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) pursuant to which Norgine B.V. will acquire all of the issued and outstanding common shares of the Corporation, was adopted by not less than two-thirds of the votes cast by the shareholders of the Corporation who voted in respect of that resolution at the Meeting in person or by proxy.

Shareholders present in person or represented by proxy at the Meeting voted as follows:

	Votes for	% of votes cast for	Votes against	% of votes cast against
Arrangement Resolution	74,689,536	99.78%	160,935	0.22%

DATED July 10, 2017.

MERUS LABS INTERNATIONAL INC.

	By:	“Barry Fishman”
		Name:	Barry Fishman
		Title:	Chief Executive Officer